UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D1497A101			Page 1 of 34 Pages

1.	Name of Reporting Person: BCP Crystal Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,400,000*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.2%**

14.	Type of Reporting Person (See Instructions): PN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	Page 2 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 3 of 34 Pages

1.	Name of Reporting Person: BCP Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,400,000*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.2%**

14.	Type of Reporting Person (See Instructions): PN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to

CUSIP No. D1497A101	Page 4 of 34 Pages

constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 5 of 34 Pages

1.	Name of Reporting Person: BCP Holdings GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,400,000*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.2%**

14.	Type of Reporting Person (See Instructions): OO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to

CUSIP No. D1497A101	Page 6 of 34 Pages

constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 7 of 34 Pages

1.	Name of Reporting Person: BCP Management GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,400,000*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.2%**

14.	Type of Reporting Person (See Instructions): OO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	Page 8 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 9 of 34 Pages

1.	Name of Reporting Person: BCP Luxembourg Holdings S.àr.l.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,400,000*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,400,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,400,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.2%**

14.	Type of Reporting Person (See Instructions): OO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	Page 10 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 11 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Capital Partners (Cayman) IV L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 13,896,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 13,896,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

13,896,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

28.2%**

(14)	Type of Reporting Person (See Instructions)

PN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 12 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 13 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Capital Partners (Cayman) IV-A L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 216,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 216,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

216,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

0.4%**

(14)	Type of Reporting Person (See Instructions)

PN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 14 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 15 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Family Investment Partnership (Cayman) IV-A L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 288,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 288,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

288,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

0.6%**

(14)	Type of Reporting Person (See Instructions)

PN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 16 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 17 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Management Associates (Cayman) IV L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 14,400,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 14,400,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

14,400,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

29.2%**

(14)	Type of Reporting Person (See Instructions)

PN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 18 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 19 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone LR Associates (Cayman) IV Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 14,400,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 14,400,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

14,400,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

29.2%**

(14)	Type of Reporting Person (See Instructions)

CO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 20 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 21 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Peter G. Peterson

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 14,400,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 14,400,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

14,400,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

29.2%**

(14)	Type of Reporting Person (See Instructions)

IN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 22 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 23 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Stephen A. Schwarzman

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 14,400,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 14,400,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

14,400,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

29.2%**

(14)	Type of Reporting Person (See Instructions)

IN

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 24 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 25 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Capital Partners (Cayman) Ltd. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 13,896,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 13,896,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

13,896,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

28.2%**

(14)	Type of Reporting Person (See Instructions)

CO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 26 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 27 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Capital Partners (Cayman) Ltd. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 504,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 504,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

504,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

1.0%**

(14)	Type of Reporting Person (See Instructions)

CO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 28 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 29 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 14,400,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 14,400,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

14,400,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

29.2%**

(14)	Type of Reporting Person (See Instructions)

CO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 30 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101	13D	Page 31 of 34 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

BCP Crystal Holdings Ltd. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

BK, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power (8) Shared Voting Power 14,400,000* (9) Sole Dispositive Power (10) Shared Dispositive Power 14,400,000*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

14,400,000*

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

29.2%**

(14)	Type of Reporting Person (See Instructions)

CO

*	Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

CUSIP No. D1497A101	13D	Page 32 of 34 Pages

shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the SEC on Form 6-K for the year ended December 31, 2003.

Page 33 of 34 Pages

     This Amendment No. 3 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 24, 2003, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 2, 2004 and Amendment No. 2 filed with the Securities and Exchange Commission on February 17, 2004 (the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 3 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     Item  2 of the Schedule 13D is hereby amended and supplemented in it entirety by the following:

     This Schedule 13D is being filed jointly by:

     (i) BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (“BCP Crystal”);

     (ii) BCP Management GmbH, a German limited liability company (“BCP Management”), in its capacity as the general partner of BCP Crystal;

     (iii) BCP Acquisition GmbH & Co. KG, a German limited partnership (“BCP Acquisition”), the sole equity holder of BCP Crystal;

     (iv) BCP Holdings GmbH, a German limited liability company (“BCP Holdings”), the sole equity holder of BCP Acquisition;

     (v) BCP Luxembourg Holdings S.à r.l., a Luxembourg société à responsabilitè limitèe (limited liability company) (“BCP Luxembourg”), the sole equity holder of BCP Management and BCP Holdings;

     (vi) BCP Crystal Holdings Ltd. 2, a Cayman Islands exempted company (“BCP Holdings 2”), the holder of all the equity of BCP Luxembourg (in accordance with applicable Luxembourg law, a de minimus number of shares of BCP Luxembourg are held by BCP Holdings 2 indirectly through two of its wholly owned subsidiaries);

     (vii) Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd, a Cayman Islands exempted company (“BCHCP” and, together with BCP Crystal, BCP Management, BCP Acquisition, BCP Holdings, BCP Luxembourg and BCP Holdings 2, the “BCP Acquisition Entities”), the sole equity holder of BCP Holdings 2;

     (viii) Blackstone Capital Partners (Cayman) Ltd. 1, a Cayman Islands exempted company (“BCP 1”);

     (ix) Blackstone Capital Partners (Cayman) Ltd. 2, a Cayman Islands exempted company (“BCP 2”), which together with BCP 1 collectively owns all of the equity in BCHCP;

     (x) Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BCP IV”), Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BCP IV-A”) and Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BFIP” and, together with BCP IV and BCP IV-A, the “Blackstone Partnerships);

     (xi) Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BMA”), in its capacity as the general partner of the Blackstone Partnerships;

     (xii) Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company (“Blackstone LR”), in its capacity as general partner of BMA;

     (xiii) Mr. Peter G. Peterson; and

     (xiv) Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”).

      Each of BCP 1, BCP 2 and the BCP Acquisition Entities was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of BCP Crystal, BCP Management, BCP Acquisition and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg. The principal business address of BCHCP, BCP Holdings 2, BCP 1 and BCP 2 is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman.

      The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. Blackstone LR is the sole general partner of BMA. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA. The principal business address of the Blackstone Partnerships, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman.

      Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and may be deemed to be controlling persons of Blackstone LR. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o the Blackstone Group, 345 Park Avenue, New York, New York 10154.

      During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 4. PURPOSE OF THE TRANSACTION.

     ITEM 4 of Schedule 13D is hereby amended and supplemented by adding the following:

     Section IV.2(h), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Other Plans”, Section V.4(a), “The Offer — Conditions — Conditions to the Offer”, Section V.3 “The Offer — Acceptance Period”, and Section V.7, “The Offer — Withdrawal Rights”, of the Offer Document published February 2, 2004, as amended by Amendment No. 2 to Schedule TO filed February 17, 2004 (“TO Amendment No. 2”), and Amendment No. 11 to the Schedule TO filed March 12, 2004 (“TO Amendment No. 11”), incorporated by reference as Exhibit 9 hereto (the “Offer Document”), are hereby incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by deleting the fifth paragraph thereof and inserting the following:

      BCP Holdings 2, as the holder of all equity interests in BCP Luxembourg, has the power to vote and dispose of securities held by BCP Luxembourg, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

      BCHCP, as the indirect holder of all equity interests in BCP Holdings 2 and certain other wholly-owned subsidiaries, has the power to vote and dispose of securities held by BCP Holdings 2, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

     Exhibit 1 of the Schedule 13D is deleted and replaced by the following:

     1. Joint Filing Agreement (as restated).

     Exhibit 9 of the Schedule 13D is deleted and replaced by the following:

     9. Offer Document published February 2, 2004, as amended by TO Amendment No. 2 and TO Amendment No. 11, incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, as amended.

Page 34 of 34 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2004

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL HOLDINGS LTD. 2

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person